Ballard Power Systems Inc.

News Release

Ballard Sells 1-Megawatt Distributed Generation System to Toyota For California Campus Facility
Fuel cell system to be powered from renewable bio-gas
System will provide heat in addition to clean electricity

For Immediate Release – April 28, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) today announced an agreement to deploy a one-megawatt fuel cell generator that will provide peak electrical power and heat at the Toyota Motor Sales U.S.A., Inc. (TMS) sales and marketing headquarters campus in Torrance, California.

Michael Goldstein, Ballard’s Chief Commercial Officer said, “This agreement with Toyota for our CLEARgenTM system reaffirms the attractiveness of fuel cell power generation solutions for large-scale needs. The ability to ‘power up’ and ‘power down’, load-follow and dispatch power when required, are all keys to our flexible and reliable grid-scale solutions.”

The CLEARgenTM fuel cell system will utilize hydrogen produced by steam-reformation of renewable bio-gas generated at a landfill. Powered by Ballard’s proprietary proton exchange membrane (PEM) fuel cells, deployment of the CLEARgenTM system will enable Toyota to satisfy peak and mid-peak power needs using electricity from either the fuel cell system or from the power grid.

CLEARgenTM will be used to provide power to a number of locations on the multi-building campus, including Toyota and Lexus headquarter buildings, data center operations building and employee fitness centre. It is estimated that the system will facilitate reduced consumption of peak grid power and avoidance of up to 10,000 tons of CO2 emissions annually.

“The TMS headquarters campus houses 5,000 associates over 125 acres,” said Mark Yamauchi, TMS Facilities Operations Manager. “The ability to offset peak electricity usage with an emission-free fuel cell system will create significant savings, while reducing our environmental footprint.”

Heat created by the fuel cell system will also be utilized to provide hot water and space heating in the Toyota employee activity center and in the Lexus headquarter building within the office campus. Use of this heat will offset natural gas consumption on campus, thereby avoiding as much as a further 28 tons of CO2 emissions annually.

The system is expected to be commissioned in 2012. Project funding is being provided through California’s Self-Generation Incentive Program (SGIP). A stationary fuel cell power generation platform currently under development at Ballard and financially supported by Sustainable Development Technology Canada (SDTC), an arm’s-length, not-for-profit corporation created by the Government of Canada, will be used in the TMS campus system.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com